
December 19, 2018

FORM C-AR: Annual Report

ChoiceTrade Holdings, Inc.



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
AUGUST 31, 2018**


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by ChoiceTrade Holdings, Inc., a Puerto Rico corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about shares of Common Stock offered by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended August 31, 2018. A copy of this report may be found on the company's website at www.choicetrade.com.

The Company raised $302,044.50 from investors in the offering of Securities described in the previously filed Form C and this Form C-AR.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.choicetrade.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS MODEL AND BUSINESS DEVELOPMENT PLANS

Overview

ChoiceTrade is an online Broker-Dealer registered with the U.S. Securities & Exchange Commission (the "SEC") and a member of FINRA since its inception in 2000. Over its 19 years of operation, ChoiceTrade is proud to have received Barron's coveted 4 STAR RANKING six different times. ChoiceTrade's management has been with the company since inception and has successfully managed to adapt to the fast-paced changes affecting the Digital Finance Universe.

The birth of Cryptocurrency securities tokens and Crowdfunding has created new opportunities for investors and issuers throughout the world. ChoiceTrade is uniquely positioned to enter both of these industries using its online brokerage platform. In 2018 ChoiceTrade raised approximately $300,000 through a crowdfunding offering. So far, proceeds of that offering have been partially used to invest in a digital media property, and to retain a business development team to build the Company's brand and its distribution through strategic alliances, to create new online educational content, to build out its research arm and to create a publishing arm. Our software engineers have a proven track record in implementing new technologies. We recently launched ChoiceTrade Apps for both Android and Apple mobile devices. We have developed and are currently testing secondary market trading technology for private company shares, a market that is in its infancy, where we intend to be a first mover. We are also using investment proceeds from our earlier Crowdfunding raise to develop other products, as more fully explained in the New Products section below.

The SEC has been working diligently creating rules since the passing of the JOBS ACT in 2012 and, more recently, with the advent of BlockChain. Since inception, ChoiceTrade has been compliant with federal and state laws and will continue to adhere to all new laws and regulations as they are passed.

We are excited about these new opportunities and our team is enthusiastically working to create and grow our channels from our online brokerage platform.

ChoiceTrade Holdings, Inc. owns 99.9% of LetsGoTrade Inc. dba ChoiceTrade (collectively "ChoiceTrade"), an online discount broker which is licensed in all 50 US states and has clients in approximately 100 countries. The technology that ChoiceTrade has developed along with its extremely low-cost-to-operate structure enables it to offer commission rates that are lower than any of its larger competitors. ChoiceTrade can even be profitable assuming that it charges zero commissions on listed stocks.

The enactments of the Dodd Frank and JOBS Acts and the emergence of cryptocurrencies as a high risk/high reward investment category has resulted in there being new investment product categories for investors to choose from. To benefit from the changing environment, ChoiceTrade is now in the process of transforming its business model from just offering low priced commissions on stocks, ETFs and options to providing proprietary investment solutions to its clients. We expect that the ability of ChoiceTrade to offer rock bottom commissions will enable it to attract clients of its competitors and then upsell its proprietary solutions to them. When choosing an online broker, price is the deciding factor for most customers. According to a recent survey, people switch trading platforms due to cost almost 40% of the time. ChoiceTrade has been developing new products and solutions to enable it to benefit from the recent market changes discussed in this overview.

Dodd Frank Act

With the passage of the Dodd Frank Act in 2010, for the first time ever, brokers and investment advisors became criminally liable for recommending speculative and high-risk investments to their clients. This has resulted in the vast majority of all brokers becoming wealth managers and moving to a percentage of assets under management compensation model that has emphasized large cap stock investments. The exodus of brokers and advisors from the publicly traded small cap markets has decimated the public markets ecosystem that had been in place since 1933 to provide capital and shareholder liquidity to small startup and emerging growth companies. The destruction of the formerly existing ecosystem has created a vacuum for clients of broker dealers, wealth managers and registered investment advisors. These clients no longer have the ability to invest a percentage of their portfolio into emerging growth companies.

The JOBS Act

The Jumpstart our Business Startups Act, or the JOBS Act, which was passed in 2012, made it possible for members of the public who are non-accredited investors to invest small amounts of money in privately held startup and early stage companies for the first time since 1933. Under the JOBS Act, anyone can invest nominal dollar amounts in private companies. Investments made by investors in private companies offering securities and crypto securities tokens under Regulation CF, promulgated by the Securities and Exchange Commission (the "SEC") become liquid on the first one-year anniversary date of the investment being made. Investments in the SEC Regulation A+ offerings of private companies become liquid upon the investment being made. The JOBS Act enables everyone to build a portfolio consisting of high risk and high reward startups, early stage companies and cryptocurrencies.

Cryptocurrencies

The breakout year for cryptocurrencies, which made their appearance in the investment markets with Bitcoin's founding in 2009, was 2017. From the end of 2016 to the end of 2017, the aggregate market cap of all cryptocurrencies multiplied by 33 times from $18 billion to $600 billion. At the end of 2017 there were 1,325 cryptocurrencies and more than 200 crypto exchanges. In December 2017, Coinbase, the largest crypto exchange in the US, reported that it had more accounts than the Schwab brokerage firm.

In 2018, crypto's 2017 momentum reversed due to cryptocurrency scams surfacing and exchange hacks happening. Vietnam was the first of many governments to ban crypto exchanges after it announced that its citizens had lost $650 million from one cryptocurrency scam. The US Securities & Exchange Commission commenced a crackdown on crypto exchanges after revealing that none of the crypto exchanges in the US were operating in accordance with its rules and regulations. Throughout 2018, it became increasingly clear that the majority of all the crypto exchanges which were in business at the end of 2017 would not survive and that the crypto community was in desperate need of regulated infrastructure.

New Products

The following are the new products and proprietary solutions that ChoiceTrade will be offering to its clients post-funding:

- Secondary market for securities of private companies. Shares and crypto securities tokens of privately held companies including startups which are purchased on SEC regulated offering platforms can be traded by ChoiceTrade's clients. ChoiceTrade is developing the eco-system for providing secondary market trading of shares and crypto securities tokens in private companies. There is a quantum shift in the industry where the global public, (non-accredited investors), are fueling capital raises through Regulation Crowdfunding (CF) and Reg A+ offerings. These small, but numerous investors, now seek a means of liquidity that ChoiceTrade will be in a position to facilitate prior to the event of an IPO or other public offering. The Company anticipates the burgeoning demand in this sector will prove to be one of the fastest growth areas in the digital financial world. We believe that our eco-system will be a first in this exciting new space. For this reason, we believe that the investors who have invested in startups listed on SEC regulated crowdfunding portals would all be candidates to become clients of ChoiceTrade.

- Startup and crypto investment opportunities. Clients will be able to make venture capital investments by purchasing the shares and securities tokens that are made available on ChoiceTrade.com. Clients will also have direct access to the securities and crypto securities tokens that are offered by issuers at SEC Regulation CF and A+ online funding platforms.

- Robo Trader. Choice Trade's proprietary robo trading system positions it for exponential growth. Our automation enables investors to have recommendations by subscription services automatically sent to market on their behalf. Robo trading appeals to the vast majority of the global investment public, including millennials and the middle class, who do not have the minimum required for their monies to be professionally managed.

ChoiceTrade intends to enter into agreements to offer subscriptions to certain third-party produced, fee-based investment products. We expect that one or more of these products will be launched before this Offering is completed. ChoiceTrade intends to offer free subscriptions to one or more of these products, as noted below under "Perks".

There are several potential ways for ChoiceTrade to profit from the sales of subscription-based products:

- Monthly Robo Trader automation fees paid by clients.

- Commission splits with the crowdfunding portals who receive commissions from raising funds for startups.

- Monthly fees from selling subscription-based products.

- Micro investing app. ChoiceTrade's soon to be launched Micro Investing cell phone app will enable ChoiceTrade to profitably penetrate and develop a global base of first-time investors. The appetite of foreign investors for investing in U.S. markets is growing exponentially, particularly in India and China. ChoiceTrade's Micro Investing cell phone app solution will appeal to the masses by providing a minimal cost, managed investment solution for account sizes as low as $10.00. The app will be available in English and local languages and offer the ability to open an account and send money seamlessly, all within minutes, from both Android and Apple phones. We expect that this new service will maximize exposure and brand recognition and provide upsell capability to other paid products.

- Information Aggregator. ChoiceTrade seeks to become the preeminent aggregator of information on private equity investing through strategic alliances and investments in digital media, online educational content, research and other web-based publications. Features will specifically highlight issuers whose securities may be traded through the Company's secondary market trading platform.

Industry

The Company operates in the online, discount brokerage industry with a heavy focus on Application Software. The industry is made up of five or six very large firms, and a multitude of small brokerage firms, most of whom do not have any technical expertise or intellectual property. The market opportunity for online brokers is quite large. There are approximately $38 trillion in investable assets in the U.S., which have been growing at a compound annual rate of 5%, over the last 10 years. Roughly $4.5 trillion of those assets are self-directed investments. In addition, according to Goldman Sachs, there are 2.2 million active traders in the U.S. and 1.4 million in Europe.

Recent entrants to the industry are Robinhood and SeedInvest.

Robinhood has experienced exponential growth in its valuation from start-up in 2013 to $5.6 billion by 2018.

SeedInvest, a 2012 startup, has built one of the largest equity crowdfunding platforms in the U.S. and has a network of over 200,000 investors. Recently, the SeedInvest was purchased by a

Goldman Sachs-backed company, Circle Invest, to accelerate its entry into the private capital investing universe.

ChoiceTrade's focus on catering to the global public and offering new age technology and products, sets it apart from the competition. The Company's scalability, coupled with its proprietary technology, seasoned management team, and attractive economics provides for an exciting opportunity in an industry that rewards such innovation and growth potential.

Competition

We believe that the principal factors on which we compete with other online brokers are brand recognition, size of client base and client assets, ability to attract new clients and client assets, client trading activity, efficiency of operations, technology infrastructure and advancements and access to financial resources. We also believe that the principal factors considered by clients in choosing a brokerage firm are reputation, client service quality, price, convenience, product offerings, quality of trade execution, platform capabilities, innovation and overall value.

The market for brokerage services, particularly electronic brokerage services, continues to evolve and is highly competitive. We experience significant competition and expect this competitive environment to continue. We encounter direct competition from numerous other brokerage firms, many of which provide online brokerage services and are significantly larger than us and have significantly more financial resources than us. These competitors include E*TRADE Financial Corporation, TD Ameritrade, Interactive Brokers, The Charles Schwab Corporation and Fidelity Investments. We also encounter competition from established full-commission brokerage firms such as Merrill Lynch and Morgan Stanley, as well as financial institutions, mutual fund sponsors, online wealth management services and other organizations, some of which provide online brokerage services. Finally, we also compete with a multitude of smaller online brokerage firms.

Compliance Program

The Company has a robust compliance program that enables it to meet and exceed its regulatory mandates. It manages risk in a variety of ways. Our systems comply with the SEC's risk management rule (15c3-5). Our risk management controls are both systemic and report-driven.

Our business activities expose us to various risks. Identifying and measuring our risks is critical to our ability to manage risk within acceptable tolerance levels to minimize the effect on our business, results of operations and financial condition.

Our management team is responsible for managing risk, and it is overseen by our board of directors. We use risk management processes and have policies and procedures for identifying, measuring and managing risks.

Our business exposes us to the several different types of risks that we seek to address through our compliance programs, including operational risk, cyber security risk, market risk, credit risk, liquidity risk, strategic risk, and reputational risk.

Risk is inherent in our business, and therefore, despite our efforts to manage risk through our compliance programs, there can be no assurance that we will not sustain unexpected losses.

The Company's subsidiary was initially incorporated in Delaware in March 28, 2000 under the name LetsGoTrade Inc. Thereafter, our subsidiary began doing business under the name and brand ChoiceTrade while retaining LetsGoTrade, Inc. as its corporate name. On May 13, 2008, the holding company and issuer of the securities in this offering, ChoiceTrade Holdings, Inc., was incorporated in Delaware. On April 18, 2013, the owners of our subsidiary exchanged their ownership in our subsidiary for an equivalent ownership position in ChoiceTrade Holdings. In 2015 ChoiceTrade Holdings, Inc. reincorporated in Puerto Rico and relocated its corporate offices to Puerto Rico, as did its broker dealer subsidiary in 2017. Being incorporated in and conducting business from Puerto Rico affords the Company an advantageous tax rate.

Competitive Advantages

The Company has a lower cost structure than most of its competitors. This enables us to achieve profitability even after offering zero commission trades (in listed stocks). The lower cost structure is in large part the result of being based in the U.S. territory of Puerto Rico. In 2015, the Company entered into a 20-year agreement with the U.S. territory of Puerto Rico for a tax rate on pretax profit of 4% on qualifying income under Act 20.

The Company believes that by owning its proprietary intellectual property it has a competitive advantage that allows the Company to react quickly to customer needs and trends.

Growth Strategy

In fueling its growth, the Company intends to leverage the experience and versatility of its management and technology teams. We recently substantially increased the research and educational content on our ChoiceTrade website and will continue to do so in an effort to attract new customers and have existing customers spend more time on our site.

The Company intends to use on-boarding software, which it believes is superior to that used by other broker- dealers, and an enhanced trading platform along with its low option commission and zero commission listed stock trading to grow its customer base.

We believe that through our proprietary technology, we can provide a full featured online experience for long-term investors and active traders. Our low-cost, scalable systems provide speed, reliability and quality trade execution services for clients. The scalable capacity of our trading system allows us to add a significant number of transactions while incurring minimal additional fixed costs.

We achieve low operating costs per trade by creating economies of scale, utilizing our proprietary transaction-processing systems, continuing to automate processes and locating our operations in the U.S. territory of Puerto Rico, which provides us with a low-cost tax structure. Our low fixed-cost infrastructure provides us with financial flexibility.

We plan to continue to differentiate our offerings through innovative technologies, some of which are listed in the New Products section, and service enhancements.

For non-US investors who do not wish to self-direct their trades, the Company plans to introduce a Micro Investing App that will offer baskets of securities based on the investor's risk tolerance, investment objective and other factors. This technology is currently in development by the Company but there can be no assurance that it will be successfully developed and introduced.

The Company seeks to enter into an arrangement with one or more cryptocurrency security token exchanges to be able to offer its customers self-directed trading in cryptocurrencies at a low price point. The regulatory landscape surrounding the trading of cryptocurrencies is just beginning to develop and there is great uncertainty regarding how it might evolve. Whereas the Company believes its superior technology will give it a competitive edge as regulation increases and non-compliant firms are either marginalized or driven out of business, there is no guarantee that the Company will be successful in launching this business or that the industry itself will continue to operate.

DIRECTORS, OFFICERS, PROMOTERS OF THE COMPANY

Neville Golvala

Our CEO, Neville Golvala, is a distinguished executive with three decades of experience in the financial services industry. Before founding ChoiceTrade, he was a Managing Director at National Discount Brokers during a period when the company witnessed an increase in market cap from under $100 million to $1 billion. Neville has a solid reputation for achieving corporate growth objectives by providing strategic direction and smart, positive leadership. He is experienced in increasing organizational efficiency and improving sustainable revenue while reducing costs. A proven strategist, he has a strong track record in leading complex improvement initiatives and applying solid technical and analytical abilities. Neville holds the Series 4, 6, 7, 24, 27, 55, 63 and 65 securities licenses with FINRA. Mr. Golvala has served as CEO and President since 2008. Mr. Golvala has a B.A. degree and an MBA.

Ronald Buckner

Our EVP and CFO/COO, Ron Buckner, is a seasoned professional. Ron is a co-founder of the Company and has overseen the building of its infrastructure from inception including finance, operations, customer service and compliance. Ron orchestrated the in-house development of the

Company's trading and risk management systems, back office and CRM. Ron is a CPA and holds multiple FINRA licenses including Series 4, 7, 24, 27, 62, and 63. Ron's previous experience includes managing director of ICAP, a $500mm inter-dealer/broker and CEO/CFO of Delta Clearing Corp, an industry leading clearing house to prime banks and the inter-dealer broker community for repo and reverse repo transactions on US treasury securities. Mr. Buckner has served as CFO, Treasurer and Secretary since 2014. Mr. Buckner served as CFO and Executive Vice President of ChoiceTrade Holdings, Inc. from 2008-Present. Mr. Buckner has a B.S. degree and is a Certified Public Accountant.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	CEO
Incurrence of indebtedness	CEO
Sale of property, interests or assets of the Company	CEO
Determination of the budget	CEO
Determination of business strategy	CEO
Dissolution of liquidation of the Company	CEO

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Puerto Rican law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees and Contractors

The Company's personnel, consisting of both employees and consultants, perform a variety of functions including operations, financial and risk management, compliance and regulatory, new account processing and technology. The Company's broker-dealer subsidiary has a staff of both FINRA-licensed and non-licensed personnel. Several of the Company's licensed personnel possess advanced licenses which allow them to carry out supervisory duties. Additionally, the

Company outsources a few functions such as cashiering and securities processing and clearing to its clearing firm(s).

In October 2018, ChoiceTrade retained the services of Thomas Renna, the founder of Equities Research LLC, to head the business development of the Company's core online brokerage business and to assist in the formation of planned revenue channels: advertising, subscription-based products, private trading in secondary markets, and our soon-to-be-launched Micro Investing App.

CF Offering

In conjunction with WeFunder Portal LLC, the Company is currently offering at least $51,000.00 and up to $759,998 of shares of its Common Stock ("current Offering"). The Company is offering the Securities at a price of $1.70 per share for the first 152,940 shares offered, and $2.00 per share for the remaining 250,000 shares to be offered. WeFunder Portal LLC will be entitled to receive a cash commission that is equal to 5% of the funds raised in the current Offering plus Securities equal to 2% of the Securities sold and issued in the Offering. The minimum amount of Securities that can be purchased is $100 per Purchaser (which amount may be waived by the Company, in its sole and absolute discretion). The Company may offer and sell securities in additional private placements in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506(c) and the provisions of Regulation D promulgated thereunder. Although the Company will be generally soliciting and advertising Rule 506(c) offerings, sales will only be made to accredited investors as that term is defined in Rule 501(a) of Regulation D and the Company will take reasonable steps to verify that all investors in the Rule 506(c) offering are "accredited investors." We expect that any 506(c) offerings will be conducted through a registered broker-dealer affiliate of the Intermediary.

Other Exempt Offerings Company has conducted within the past three years

Date of Offering	May 2017
Exemption from registration requirements of Securities Act	Section 4(a)(2)
Securities Offered	Common Stock
Number of Shares Sold	174,777
Price per Share	$0.643681
Gross proceeds	$112,500
Use of Proceeds	Business development, professional fees and working capital

Date of Offering	February 2018
Exemption from registration requirements of Securities Act	Section 4(a)(6), Regulation CF
Securities Offered	Common Stock
Number of Shares Sold	201,363
Price per Share	$1.50
Gross proceeds	$302,044.50
Use of Proceeds	Technology development, business development and working capital

RISK FACTORS

Risk Factors Relating to Our Business

Risks relating to our use of forward-looking statements.

Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

We operate in a highly competitive industry where many of our competitors have greater financial, technical, marketing and other resources.

The financial services industry is highly competitive, with multiple industry participants competing for the same customers. Many of our competitors have greater resources than we have and offer a wider range of services. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases or stronger capital positions could adversely affect our revenue growth and customer retention. Our competitors may also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can. Competitors may conduct extensive promotional activities, offering better terms, lower prices and/or different products and services or combinations of products and services that could attract current ChoiceTrade customers and potentially result in price wars within the industry. We may not be able to match the marketing efforts or prices of our competitors. Some of our competitors may also benefit from established relationships among themselves or with third parties enhancing their products and services.

In addition, we compete in a technology-intensive industry characterized by rapid innovation. We may be unable to effectively use new technologies, adopt our services to emerging industry standards or develop, introduce and market enhanced or new products and services. If we are not able to update or adapt our products and services to take advantage of the latest technologies and standards or are otherwise unable to tailor the delivery of our services to the latest personal and mobile computing devices preferred by our customers, our business and financial performance could suffer.

Damage to our reputation could adversely impact our business.

Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. These matters include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices and the proper identification of the legal, reputational, credit, liquidity and other risks. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

Changing conditions in financial markets and the economy could adversely affect our financial condition and results of operations.

Our financial results have been adversely affected by turmoil in the financial markets, such as during the economic downturn that particularly characterized the period from late 2008 through 2010, downturns in the economy in general and recent dislocations in the financial markets. As a brokerage firm, changes in the financial markets or economic conditions in the United States and elsewhere in the world could materially adversely affect our business in many ways, including that a market downturn could lead to a decline in the volume of transactions executed for customers and, therefore, to a decline in the revenues we receive from commissions.

We rely heavily on technology, which can be subject to interruption and instability due to operational and technological failures.

We rely on technology, particularly the internet and mobile services to conduct much of our business activity. Our systems and operations, including our primary and disaster recovery data center operations, are vulnerable to disruptions from human error, natural disasters, power outages, computer and telecommunications failures, software bugs, computer viruses or other malicious software, distributed denial of service attacks, spam attacks, security breaches and other similar events. Extraordinary trading volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Disruptions to or instability of our technology or external technology that allows our customers to use our products and services could harm our business and our reputation. Should our technology operations be disrupted, we may have to make significant investments to upgrade, repair or replace our technology infrastructure and may not be able to make such investments on a timely basis. While we have made significant investments to ensure the reliability and scalability of our operations, we cannot assure you that we will be able to maintain, expand and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis or that we will be able to retain skilled information technology employees. Disruptions in service and slower system response times could result in substantial losses, decreased client service and satisfaction and harm to our reputation. In addition, technology systems, including our own proprietary systems and the systems of third parties on whom we rely to conduct portions of our operations, are potentially vulnerable to security breaches and unauthorized usage. An actual or perceived breach of the security of our technology could harm our business and our reputation. The occurrence of any of these events may have a material adverse effect on our business or results of operations.

Unauthorized disclosure of confidential customer information, whether through a breach of our computer systems or those of our customers or third parties, may subject us to significant liability and reputational harm.

As part of our business, we are required to collect, use and store customer, employee and third-party personally identifiable information ("PII"). This may include, among other information, names, addresses, phone numbers, email addresses, contact preferences, tax identification numbers and account information. We maintain systems including cyber security procedures designed to securely process, transmit and store confidential information (including PII) and protect against unauthorized access to such information. We also require our third-party vendors to have adequate security if they have access to PII. However, these risks have grown in recent years due to increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Despite these security measures, our systems, and those of our customers and third-party vendors, we have had, and may be vulnerable in the future, to security breaches, phishing attacks, cyberattacks, acts of vandalism, information security breaches and computer viruses which could result in unauthorized access, misuse, loss or destruction of data, financial loss to us and/or our customers, an interruption in service or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of PII, whether by us or by our customers or third-party vendors, could severely damage our reputation, expose us to the risk of litigation and liability, disrupt our operations and have a materially adverse effect on our business. Future legislation and regulatory action regarding cyber security or PII could result in increased costs and compliance efforts.

Because our business model relies heavily on our customers' use of their own personal computers, mobile devices and the internet, our business and reputation could be harmed by security breaches of our customers and third parties. Computer viruses and other attacks on our customers' personal computer systems, home networks and mobile devices or against the third-party networks and systems of internet and mobile service providers could create losses for our customers even without any breach in the security of our systems and could thereby harm our business and our reputation.

Systems failures could significantly disrupt our business and subject us to losses, litigation and regulatory actions.

Our business depends on our and our clearing broker's ability to process, daily, many transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. We rely heavily on our communications and financial, accounting and other data processing systems, including systems maintained by us and systems provided by our clearing broker and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention and fines or reputation damage. Any failure or interruption of our systems, the systems of our clearing broker, or third-party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. Also, our clearing broker provides our principal disaster recovery system. We also are implementing new technology platforms, and failures in connection with such implementation may cause disruption to our operations, which could result in liability and reputation damage. We cannot assure you that we or our clearing broker will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, cyberattacks, unauthorized access, viruses, human error, terrorism, or otherwise, or that our or our clearing broker's back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

If we need additional capital to fund our operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to expand our operations, and we may be forced to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs, and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors including (i) our profitability; (ii) the release of competitive products by our competition; and (iii) the level of our investment in sales and marketing.

We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and/or (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition.

Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. Misconduct could include:

- engaging in fraudulent or otherwise improper activity;
- binding us to transactions that exceed authorized limits;
- hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
- improperly using or disclosing confidential information; or
- otherwise not complying with laws or our control procedures.

We cannot always deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Misconduct by our employees may have a material adverse effect on our business and results of operations.

Our business depends substantially on the experience, skill and continuing efforts of our board of directors, executive officers, and key employees and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our Chief Executive Officer, Neville Golvala. We do not maintain key man life insurance on any of our executive officers and directors. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our shareholders.

Our officers and directors have significant control over shareholder matters, and the minority shareholders will have little or no control over our affairs. Our officers and directors will own approximately 86% of our outstanding voting securities following our current Offering. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. However, preferred shareholders have superior voting rights. Additionally, our Series A Preferred Stock entitles their holders to 10,000 votes per share, and our CEO owns 100% of our outstanding shares of Series A Preferred Stock, or 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 80% of all votes. Accordingly, our officers and directors will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs.

Our future growth depends on our ability to develop and retain customers.

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

There is a risk that our forecasts are not correct.

Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

Our quarterly operating results may fluctuate substantially due to the nature of our business and therefore we may fail to meet profitability expectations.

Our operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including: changes in the capital markets environment which may affect the level of transactions effected on our platform. Accordingly, our results of operations may fluctuate significantly due to an increased or decreased number of transactions in any particular quarter or year.

Risks Relating to our Future Products

Our future automated trading advisor and cryptocurrency products and services subject us to additional risks.

We plan to offer automated trading advisor products through our robo-advisor and we plan to expand our trading platform because we plan to offer customers the ability to trade cryptocurrency. The risks associated with these investment advisory activities include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence, inadequate disclosure and fraud. Realization of these risks could lead to liability for client losses, regulatory fines, civil penalties and harm to our reputation and business.

The cryptocurrency exchanges on which cryptocurrency trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the cryptocurrency exchanges representing a substantial portion of the volume in cryptocurrency trading are involved in fraud or experience security failures or other operational issues, such cryptocurrency exchanges' failures may result in a reduction in the price of cryptocurrency and can adversely affect an investment in us.

The cryptocurrency exchanges on which cryptocurrency trade are new and, in most cases, largely unregulated. Regulators like the SEC have brought and are considering taking action against many of the cryptocurrency exchanges. Furthermore, many cryptocurrency exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of cryptocurrency trading. These potential consequences of a cryptocurrency exchange's failure could reduce the demand and use of cryptocurrency, reduce the value of cryptocurrency, and/or adversely affect an investment in us.

Over the past four years, many cryptocurrency exchanges have been closed due to fraud, failure, or security breaches. In many of these instances, the customers of such cryptocurrency exchanges were not compensated or made whole for the partial or complete losses of their account balances in such cryptocurrency exchanges. While smaller cryptocurrency exchanges are less likely to have the infrastructure and capitalization that make larger cryptocurrency exchanges more stable, larger cryptocurrency exchanges are more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems).

A lack of stability in the cryptocurrency exchange market and the closure or temporary shutdown of cryptocurrency exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency networks and result in greater volatility in cryptocurrency value. These potential consequences of a cryptocurrency exchange's failure could reflect poorly on us even if we are not involved in that failure, and adversely affect an investment in our company.

Risk Factors Relating to Our Industry and Regulatory Environment

Credit risk exposes us to losses caused by third parties' financial or other problems.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include customers, clearing agents, other broker-dealers, exchanges and clearing houses. These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues, results of operations and potentially our ability to borrow in the credit markets.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.

We are subject to uncertainties that are common in the securities industry. These uncertainties include:

• the volatility of domestic and international financial, bond and stock markets;

• extensive governmental regulation;

• litigation;

• intense competition;

• substantial fluctuations in the volume and price level of securities; and

• dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low brokerage volume, profitability is impaired because certain expenses remain relatively fixed. We are smaller and have less capital than many of our competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

We are subject to extensive regulation, and the failure to comply with these regulations could subject us to penalties or sanctions.

The securities industry and our business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including FINRA. The regulatory environment is also subject to change, and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

Compliance with many of these regulations involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA. FINRA adopts rules, subject to SEC approval, that govern broker-dealers and conducts periodic examinations of firms' operations.

If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

• censure;

• fine;

• civil penalties, including treble damages in the case of insider trading violations;

• the issuance of cease-and-desist orders;

• the termination or suspension of our business activities;

• the suspension or disqualification of our officers or employees; or

• other adverse consequences.

Extensive or frequent changes in regulations could adversely affect our business and results of operations.

The securities industry is subject to extensive and frequently changing requirements under federal and state securities and other applicable laws and self-regulatory organization rules. The SEC, FINRA, various securities exchanges and other U.S. governmental or regulatory authorities continuously review legislation and regulatory initiatives and may adopt new or revised laws and regulations. Such laws and regulations may be complex, and we may not have the benefit of regulatory or federal interpretations to guide us in compliance. Changes in laws and regulation or new interpretations of existing laws and regulations also could have an adverse effect on our methods and costs of doing business.

Errors and omissions claims may negatively affect our future business and our results of operations in the future.

We are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in effecting securities transactions or providing investment advice. These activities could involve substantial amounts of money. Since errors and omissions claims against us may allege liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, the lack of suitability of investments for any particular client, or a failure to supervise employees. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

Legal liability may harm our business.

Many aspects of our business subject us to substantial risks of liability to customers and to regulatory enforcement proceedings by state and federal regulators. We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. In the normal course of our future business, we expect to be the subject of civil actions, regulatory proceedings and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer or as a result of other business activities. Dissatisfied clients often make claims against securities firms and their brokers for, among other things, negligence, fraud, unauthorized trading, suitability, churning, failure to conduct adequate due diligence on products offered, failure to address issues arising from product due diligence, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Also, as a placement agent of securities, we are exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions about liability and limitations on indemnification of placement agents by issuers.

Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments.

While we do not expect the outcome of any pending claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings, which may generate losses that significantly exceed our reserves, will not materially and adversely affect us. Also, legal or regulatory actions could cause significant reputational harm, which could in turn seriously harm our business prospects.

Failure to comply with capital requirements could subject us to suspension, revocation or fines by the SEC, FINRA or other regulators.

We are subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. The regulations also require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner to avoid inflation of the broker-dealer's net capital. The Net Capital Rule requires a broker-dealer to maintain a minimum level of net capital. The particular levels vary depending upon the nature of the activity undertaken by a firm. Compliance with the Net Capital Rule limits those operations of broker-dealers which require the intensive use of their capital. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. FINRA may enter the offices of a broker-dealer at any time, without notice, and calculate the firm's net capital. If the calculation reveals a net capital deficiency, FINRA may immediately restrict or suspend some or all of the broker- dealer's activities. We may not be able to maintain adequate net capital, or our net capital may fall below requirements established by the SEC and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrency in one or more countries, and ownership of, holding or trading in or company's securities may also be considered illegal and subject to sanction.

Although currently cryptocurrency is not regulated or lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocurrency or to exchange cryptocurrency for fiat currency. Such restrictions may adversely affect an investment in our company and hamper our ability to become a cryptocurrency trading platform.

Risk Factors Relating to Owning Our Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in the current Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the current Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the current Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in the current Offering.

The common stock will not be freely tradable until one year from the initial purchase date. Although the common stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the common stock. Because the common stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the common stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the common stock may also adversely affect the price that you might be able to obtain for the common stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of common stock will be subject to dilution.

Owners of common stock do not have preemptive rights. If the Company conducts subsequent offerings of securities or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Our preferred stock and that of our broker-dealer subsidiary is owned entirely by our CEO, Neville Golvala. Except for the specified 10,000 votes for each share of our preferred stock, the terms of the preferred stock of our company and of our subsidiary are undefined and may be set by the board of each company, which Mr. Golvala controls. Accordingly, Mr. Golvala could establish terms for the preferred stock of our company and of our subsidiary that are disadvantageous to you as a holder of our common stock.

Other than with respect to the number of votes per share, the Company's charter does not specify the terms of the outstanding preferred stock. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company. Mr. Golvala has agreed, however, not to convert his preferred stock into common stock.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls. Accordingly, Mr. Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Intellectual Property and Research and Development

Intellectual Property

The Company owns all of its intellectual property, that is, its client on-boarding system, web-trading system and mobile technology are all proprietary.

Technology

ChoiceTrade leverages a cloud-based infrastructure that enables it to quickly and inexpensively scale to meet the needs of a large number of customers and trades. This technology enables ChoiceTrade to offer new products such as a Micro Investing App, Robo Trader, cryptocurrencies and startup investments without too much additional capital investment. ChoiceTrade has a paperless new account application and client on-boarding system that can handle a high volume of new accounts in a compliant fashion, thereby meeting and exceeding the regulatory standards required by the SEC and FINRA. Finally, ChoiceTrade's trading system offers complex option orders – and is presently the only online broker we know of that presently offers options for a flat fee, regardless of the number of contracts per trade.

Easy to use trading website – The Company's software has been built with utility and simplicity in mind. It caters to the full spectrum of online, computer savvy customers. The Company offers trading in equities, ETFs and options, including complex option orders up to four legs. Our client user interface is easily navigable and offers real-time quotes and buying power. Our middleware addresses many of our risk management parameters and thresholds while providing some of the reports required to effectively manage our business. Our FIX gateway and back-end routing engine allows us to route orders to various market centers and maximize trade execution for our customers at the best price. Whereas our mobile offering is currently browser-based, we are developing an app for handheld devices that we expect to launch in 2018. We expect that the app will offer all the features available on our web trading application while sticking to our theme of simplicity and ease of use.

Trade simulation software – The Company has trade simulation software that it intends to enhance using some of the proceeds of the offering and monetize by offering it at a small fee after an initial free period.

Governmental/Regulatory Approval and Compliance

The Company's broker-dealer subsidiary is registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Both these agencies regulate the Company. ChoiceTrade has been compliant with SEC and FINRA rules since inception, a track record we are immensely proud of.

The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are required to register with the SEC, and to be members of FINRA. Our broker-dealer subsidiary is subject to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act") relating to broker-dealers, including, among other things, minimum net capital requirements under the SEC Uniform Net Capital Rule (Rule 15c3-1), best execution requirements for client trades under SEC guidelines and FINRA rules and segregation of client funds under the SEC Customer Protection Rule (Rule 15c3-3), administered by the SEC and FINRA.

Net capital rules are designed to protect clients, counterparties and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Under the Uniform Net Capital Rule, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount below required levels.

As explained in SEC guidelines and FINRA rules, brokers are required to seek the best execution reasonably available for their clients' orders. In part, this requires brokers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions.

We are subject to a number of state, federal and foreign laws applicable to companies conducting business on the Internet that address client privacy, system security and safeguarding practices and the use of client information.

If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

• censure;

• fine;

• civil penalties, including treble damages in the case of insider trading violations;

• the issuance of cease-and-desist orders;

• the termination or suspension of our business activities;

• the suspension or disqualification of our officers or employees; or

• other adverse consequences.

Following is a summary of the material governmental licenses that we require to operate our business.

Agency	Description of License
Securities and Exchange Commission	Broker-Dealer Registration
FINRA	Broker-Dealer Membership

Litigation

None

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Securities

Class of Security[1]	Amount Authorized	Amount of Class Outstanding	Voting Rights	Other Rights
Common Stock	40,000,000	17,824,131	Yes	Each share of common stock is entitled to one vote.
Series A Preferred Stock	100,000	4,000	Yes	Each share of preferred stock is entitled to 10,000 votes.

(1) We have also agreed to issue to a consultant 10,500 common shares in lieu of cash in the amount of $10,500 for services previously rendered to the Company. These shares are anticipated to be issued prior to December 31, 2018 and are not included in the above table.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants to purchase common stock	Exercise price of $1.0696, expiration date of 8/31/2019	50,000
Warrants to purchase common stock	Exercise price of $0.02, no expiration date	75,850
Warrants to purchase common stock	Exercise price of $0.24, no expiration date	467,500
Warrants to purchase common stock	Exercise price of $2.00, no expiration date	25,000
Warrants to purchase common stock	Exercise price of $1.50, no expiration date	300,000*

_____

* Warrants to purchase 100,000 shares are currently vested; Warrants to purchase an additional 200,000 shares of common stock will vest contingent upon the successful completion of this Offering prior to January 31, 2019.

The rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities.

Our Series A Preferred Stock entitles its holders to 10,000 votes per share, and our CEO owns 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 81% of all votes. Accordingly, our CEO will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs.

There are differences not reflected above between the securities being offered and each other class of security of the issuer.

The crowdfunding securities being offered are shares of common stock. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. However, preferred shareholders have superior voting rights and rights to receive dividends. One share of preferred stock has the voting equivalent of 10,000 shares of common stock.

Other than with respect to the number of votes per share, the Company's charter does not specify the terms of the outstanding preferred stock. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company. Mr. Golvala has agreed, however, not to convert his preferred stock into common stock.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls. Accordingly, Mr. Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

The exercise of rights held by Mr. Golvala will affect the purchasers of the securities in our current Offering.

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the CEO, who holds voting control. There is a risk that the CEO exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

How the securities being offered were valued

The value of the securities was determined by the board of directors' consideration of the Company's longevity, current financial condition, its prospects and various other factors such as new, growing markets and comparable companies.

Risks to Purchasers of securities relating to minority ownership.

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the Series A Preferred Stock shareholder. There is a risk that their voting rights are exercised in a manner that is not favorable to the interest of individuals who are minority owners.

The stockholders of the Company as of April 19, 2013 entered into a stockholders' agreement. The stockholders' agreement provides, among other things, the following:

- Directors of the Company may only be removed with the consent of two thirds of the board of directors.

- The Company cannot issue any additional shares without a majority vote of the shareholders party to the stockholders' agreement.

- The stockholders' agreement imposes transfer restrictions on the stockholders that are party thereto and the ability of the Company to repurchase shares held by stockholders' party to the stockholders agreement who transfer stock in violation of the transfer restrictions in the stockholders agreement.

- The stockholders' agreement contains a lock up provision (market standoff) in the case of a public offering of the Company's securities.

- The stockholders' agreement imposes tag along rights against Neville Golvala's shares such that if he seeks to sell his shares the other stockholders' party thereto will have the right to sell to the same buyer on the same terms a proportionate share of their ownership interest in the Company.

- The stockholders' agreement terminates on the sooner of (a) the written agreement of all stockholders, (b) the acquisition of all stock of the Company by one stockholder, or (c) upon an underwritten public offering of the Company's equity securities.

There are risks to purchasers associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Material Terms of Any Indebtedness of the Company

The Company has an outstanding loan from the Small Business Administration in the principal amount of $25,000. This loan, which was entered into on March 26, 2018 accrues interest at the rate of 3.305% per year and matures in 2033. If the Company raises a sufficient amount in this Offering, the Company expects to repay the loan which will total approximately $26,000 including interest.

Ownership

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Neville Golvala

Securities:	6,897,687
Class:	Common Stock, one (1) vote per share
Voting Power:	81.1%[1]

(1) Total voting power of common and preferred stock held by Mr. Golvala is 81.1%. This is based on 6,897,687 common votes and 40 million preferred votes and 57,842,130 total shares currently outstanding.

Neville Golvala

Securities:	4,000
Class:	Preferred Stock, ten thousand (10,000) votes per share
Voting Power:	81.1%[1]

(1) Total voting power of common and preferred stock held by Mr. Golvala is 81.1%. This is based on 6,897,687 common votes and 40 million preferred votes and 57,842,130 total shares currently outstanding.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations, Operations, Liquidity and Capital Resources

Revenues increased for the year ended August 31, 2018 by $20,599, or 2%, to $940,728 from $920,129 for the year ended August 31, 2017.

Gross profit increased for the year ended August 31, 2018 by $203,781, or 49%, to $616,328 from $412,547, for the year ended August 31, 2017 because of a new clearing arrangement.

Expenses increased for the year ended August 31, 2018 by $85,145, or 15%, to $643,374 from $558,229 for the year ended August 31, 2017 because of our crowdfunding raise and technology development.

As a result of the increase in gross margin in fiscal 2018, as compared to fiscal 2017, we were able to decrease our net loss for the year ended August 31, 2018 by $118,787, or 83%, to $24,873 from $143,660 for the year ended August 31, 2017.

Our cash balance and working capital at August 31, 2018 amounted to $256,947 and $428,678, respectively, as compared to $37,469 and $256,143 at August 31, 2017.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

We believe that our trends will improve, including increases in our revenues and net income when we offer new products such as a Robo Trader and secondary market trading in startups and cryptocurrency tokens. We are expanding our trading platform because we expect that we can offer customers the ability to engage in such trading.

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

RECENT OFFERING OF SECURITIES

The Offering

In its recent Regulation CF offering, the Company offered shares of Common Stock for up to $1,070,000 and did not reject any subscriptions. The Company raised $302,044.50 from investors in the offering of securities described in the previously filed Form C and this Form C-AR.

Subscription agreements were not binding on the Company until accepted by the Company, which reserved the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejected all or a portion of any subscription, the applicable prospective Purchaser's funds were returned without interest or deduction.

The Offering was made through Netcapital Funding Portal, the Portal. The Company paid the Portal cash compensation in connection with the offering as follows: 4.9% of the amount raised.

Transfer Agent and Registrar

The Company acted as transfer agent and registrar for the securities sold in that offering.

The Securities

The shares of Common Stock were offered at a price of $1.50 per share. Prospective shareholders entered into a custodian agreement. However, so that the crowdfunding community had the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, the custodian was engaged to cast votes on behalf of the shareholders.

Voting and Control

The Securities were issued with voting rights. Purchasers gave voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Portal.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/ father/ daughter/ son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On January 31, 2017 through August 31, 2018 the Company utilized a service company owned by an officer of the Company and incurred $227,300 and $68,985 of consulting expenses for the year ended August 31, 2018 and 2017 respectively.

Conflicts of Interest

The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

None.

Bad Actor Disclosure: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Neville Golvala
(Signature)

ChoiceTrade Holdings, Inc.
(Name)

CEO
(Title)

December 19, 2018
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Neville Golvala
(Signature)

ChoiceTrade Holdings, Inc.
(Name)

CEO
(Title)

December 19, 2018
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

ChoiceTrade Holdings, Inc.

Consolidated Financial Statements

August 31, 2018 and 2017

RAM ASSOCIATES, CPAs
3240 East State Street Ext
Hamilton, NJ 08619
Tel:609 631 9552/609 631 9553
Fax: 1 888 319 8898
pkram@ramassociates.us

ChoiceTrade Holdings, Inc.

TABLE OF CONTENTS

Ram Associates
CERTIFIED PUBLIC ACCOUNTANTS

FIRMFOUNDATION
INDEPENDENTLY OWNED MEMBER

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of ChoiceTrade Holdings, Inc.

We have audited the accompanying consolidated financial statements of ChoiceTrade Holdings, Inc. (a Puerto Rico) corporation and subsidiary , which comprise the consolidated balance sheets as of August 31, 2018 and 2017, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3240 EAST STATE STREET EXT. ♦ HAMILTON, NJ 08619 ♦ (609) 631-9552/631-9553 ♦ FAX (609) 587-8384
PKRAM@RAMASSOCIATES.US

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoiceTrade Holdings Inc. and subsidiary as of August 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Ram Associates

Hamilton, NJ

October 26, 2018

ChoiceTrade Holdings, Inc.
Consolidated Balance Sheets
August 31,

Assets

		2018		2017
Current assets:				
Cash and cash equivalents	$	256,947	$	37,469
Clearing firm accounts		62,779		122,263
Other receivables		9,808		25,545
Prepaid expenses		5,464		5,127
Other current assets		197,158		204,309
Total current assets		**532,156**		**394,713**
Other assets				
Security deposits		5,745		5,745
Notes receivable		190,353		190,353
Total assets	**$**	**728,254**	**$**	**590,811**

Liabilities and Stockholder's Equity

		2018		2017
Current liabilities:				
Accounts payable and accrued expenses	$	103,478	$	138,569
Total current liabilities		**103,478**		**138,569**
Stockholder's equity:				
Preferred Stock - 100,000 shares, par value $0.01/share				
4,000 shares issued and outstanding		40		40
Common stock, $0.01 per share par value, 40,000,000 shares authorized,				
17,780,572 and 17,444,599 shares issued and outstanding				
as on August 31, 2018 and 2017, respectively		177,806		174,446
Additional paid-in capital		1,172,111		811,064
Accumulated deficit		(725,181)		(533,308)
Total stockholder's equity		**624,776**		**452,242**
Total liabilities and stockholder's equity	**$**	**728,254**	**$**	**590,811**

ChoiceTrade Holdings, Inc.
Consolidated Statements of Operations
For the years ended August 31,

		2018		2017
Net revenue	$	940,728	$	920,129
Cost of revenue		324,400		507,582
Gross profit		**616,328**		**412,547**
Operating expenses:				
General and administration expenses		643,374		558,229
Total operating expenses		643,374		558,229
Operating loss before other income		(27,046)		(145,682)
Interest income		2,173		2,022
Net loss	$	**(24,873)**	$	**(143,660)**

ChoiceTrade Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended August 31, 2018 and 2017

	Common stock		Preferred stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at August 31, 2016	**17,276,192**	**$172,762**	**4,000**	**$ 40**	**$ 703,901**	**$ (289,648)**	**$ 587,055**
Issue of shares	168,407	1,684			107,163		108,847
Net loss						(143,660)	(143,660)
Dividend						(100,000)	(100,000)
Balance at August 31, 2017	**17,444,599**	**$174,446**	**4,000**	**$ 40**	**$ 811,064**	**$ (533,308)**	**$ 452,242**
Issue of shares	335,973	3,360			361,047		364,407
Net loss						(24,873)	(24,873)
Dividend						(167,000)	(167,000)
Balance at August 31, 2018	**17,780,572**	**$177,806**	**4,000**	**$ 40**	**$ 1,172,111**	**$ (725,181)**	**$ 624,776**

- see accompanying notes to financial statements -


ChoiceTrade Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended August 31,


	2018	2017
Cash flows from operating activities:		
Net loss	$ (24,873)	$ (143,660)
Adjustment to reconcile net loss to net cash provided by/ (used in) operating activities		
Changes in assets and liabilities:		
(Increase) decrease in:		
Clearing firm accounts	59,484	(33,855)
Other receivables	15,737	3,683
Prepaid expenses	(337)	963
Other current assets	7,151	12,363
Increase (decrease) in:		
Accounts payable and accrued expenses	(35,091)	97,788
Net cash provided by/ (used in) operating activities	**22,071**	**(62,718)**
Cash flows from financing activities:		
Issue of shares	3,360	1,684
Addition to paid-in capital	361,047	107,163
Dividend	(167,000)	(100,000)
Net cash provided by financing activities	**197,407**	**8,847**
Net increase/(decrease) in cash and cash equivalents	219,478	(53,871)
Cash at the beginning of the year	37,469	91,340
Cash at the end of the year	$ 256,947	$ 37,469
Supplementary disclosure of cash flows information		
Cash paid during the year for		
Interest	$ -	$ -
Income taxes	7,554	5,057


- see accompanying notes to financial statements -

5


ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

1) Organization and description of business

ChoiceTrade Holdings, Inc. (the "Company") was incorporated in the State of Delaware on May 13, 2008 and was reincorporated in and re-domiciled to Puerto Rico on January 1, 2015. The re-domicile was done as a continuity in accounting and tax terms. From the period May 13, 2008 through January 1, 2015 the Company's main office was located in central New Jersey and thereafter, located in San Juan, Puerto Rico.

The Company owns 99.90% of LetsGoTrade, Inc. ("LGT"), which is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission doing business as ChoiceTrade. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. LetsGoTrade Inc. was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. From the period September 1, 2016 through January 12, 2017 LGT's main office was located in central New Jersey and since January 13, 2017 LGT's main office is located in San Juan, Puerto Rico.

2) Summary of Significant Accounting Policies

a) *Basis of consolidated financial statements*

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant related party accounts and transactions between the Parent and the Subsidiary have been eliminated upon consolidation. Previous year's numbers are regrouped wherever necessary.

b) *Accounting Policies*

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"); consequently, revenue is recognized when services are rendered and expenses reflected when costs are incurred.

c) *Software Development Costs*

Software development costs are expensed by the Company as incurred.

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. Consequently, actual results could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustment, if any, to the estimates used are made prospectively based on such periodic evaluations.

e) *Cash and cash equivalents*

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

f) *Other Receivables*

Other receivables represent amounts due from exchanges and other market centers. The balance due is generally paid within 30 days.

g) *Revenue Recognition*

The Company's revenue is primarily derived by its subsidiary LGT and its transactions revenues from commission related to domestic retail broker-dealers transactions in equity securities and to a lesser extent, payments from exchanges and other market centers, software and other administrative fees. Revenues from securities transactions are recognized on a settlement date basis and are executed by independent broker dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions.

h) Credit and Business Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company maintains cash balances, which may exceed federally insured limits of $250,000. Credit risks associated with trade receivables is minimal due to the monthly settlement and ongoing procedures, which monitor the credit worthiness of its customers.

i) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives by the straight-line method. Depreciation of an asset commences when the asset is put into use. The estimated useful lives of the related assets range from 5 to 7 years. The Company charges repairs and maintenance costs that do not extend the lives of the assets, to expenses as incurred.

Property and equipment consists of the following as on August 31,

	2018	2017
Property and equipment	$ 81,011	$ 81,011
Less: Accumulated depreciation	81,011	81,011
Property and equipment, net	$ **Nil**	$ **Nil**

Depreciation expenses during the year ended August 31, 2018 and 2017 was $Nil.

j) Brokerage Activities

All transactions for LGT's customers are cleared through a carrying broker-dealer (the "Clearing Firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. LGT is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

As of August 31, 2018, and 2017, customers obligations to the Clearing Firm were collateralized by cash and securities with market value in excess of their obligations.

k)   *Uncertainty in Income Taxes*

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At August 31, 2018 and 2017, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States and the Commonwealth of Puerto Rico.

LGT filed tax returns in the United States Federal and New Jersey state jurisdictions for the period September 1, 2016 through January 12, 2017. For the period January 13, 2017 through August 31, 2018, the Company files tax returns in the United States and the Commonwealth of Puerto Rico.

These returns are generally subject to examination by the tax authorities for a period of three years after filing.

l) *Fair Value Measurements*

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data).

The Company did not own any assets or owe any liabilities that were required to be defined under the approach at August 31, 2018 or August 31, 2017.

3) New Accounting Pronouncements

i)   On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The new standard requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017 including interim periods within those fiscal years. Earlier adoption is permitted.

ii)   In January 2017, the FASB issued Accounting Standards Update No. 2017-01, clarifying the Definition of a Business, which clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those periods. Early adoption is permitted for acquisition or deconsolidation transactions occurring before the issuance date or effective date and only when the transactions have not been reported in issued or made available for issuance financial statements. The Company does not expect the adoption to have any significant impact on its Financial Statements.

4) Warrants

In consideration of various business arrangements and goodwill, the Company issued warrants to purchase shares of the Company's common stock. As of August 31, 2018, and 2017 there were 618,350 outstanding warrants. During the year ended

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

August 31, 2017, warrants representing 50,000 shares were exercised at a strike price of $0.02 per share and additional warrants representing 55,850 shares were issued with strike price ranging from $0.02 to $1.0696 per share. Outstanding warrants as at August 31, 2018 and 2017 have strike price ranging from $0.02 to $1.0696 per share, with 50,000 expiring on August 31, 2019 and 568,350 having no expiration.

5) Prepaid Expenses

Prepaid expenses represent regulatory fees as on August 31, 2018 and 2017.

6) Other Current Assets

Other current assets represent employee and other advances as on August 31, 2018 and 2017.

7) Related Party Transactions

On January 31, 2017 through August 31, 2018 the Company utilized a service company owned by an officer of the Company and incurred $227,300 and $68,985 of consulting expenses for the year ended August 31, 2018 and 2017 respectively. As of August 31, 2018, and August 31, 2017, the Company had a net payable of Nil and $74 respectively to this service company.

Notes receivable shown on the Statements of Consolidated Balance Sheets, represents loans to officers. Interest has been accrued at the prevailing federal statutory rates for the years ended August 31, 2018 and 2017.

8) Regulatory Requirements

LGT is subject to the Uniform Net Capital Rule (the"Rule") under the securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. had a minimum net capital requirement of $5,000 in 2018 and $6,491 in 2017. The Company had amounts in relation to the Rule as follows:

ChoiceTrade Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2018

		August 31, 2018		August 31, 2017
Net Capital	$	62,053	$	32,294
Required net capital		5,000		6,491
Excess net capital	$	57,053	$	25,803

The Rule also requires that the ratio of the aggregated indebtedness to net capital shall not exceed 15 to 1. The Company has amounts in relation to the Rule as follows:

	August 31, 2018		August 31, 2017
Aggregated Indebtedness	$ 51,002	$	97,381
Net Capital	62,053		32,294
Ratio	0.82 to 1		3.02 to 1

9) Commitments

The Company leases office facilities on month to month basis at 151 San Francisco Street, Suite #200, San Juan, Puerto Rico. The lease rental is $125 per month.

10) Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation that becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

For the period September 1, 2016 through January 12, 2017, the Company operated under a Grant of Tax Exemption pursuant to terms of Act 20. Net income for the period September 1, 2016 through January 12, 2017, under Act 20 on a non-consolidated basis, was $124,678 and taxes paid were $5,057. For the period January 13, 2017 through August 31, 2017, the Company was no longer exempt under Act 20 because it was replaced as Grantee by its subsidiary LetGoTrade, Inc.

ChoiceTrade Holdings incurred losses between January 13, 2017 and August 31, 2017 of $13,780 and $183,852 of additional losses for the year ended August 31, 2018. To the extent allowable, those losses may be utilized to offset future years' taxable income and will expire in 2028. The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise in future years.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products. On January 13, 2017 LetsGoTrade replaced its parent ChoiceTrade Holdings as Grantee.

For the period January 13, 2017 through August 31, 2017, there were losses totaling $40,928 in the Puerto Rico Corporation. For the year ended August 31, 2018, a profit of $66,113 was realized. The tax year for LetsGoTrade, Inc. ends on March 31, 2019. The tax liability for the current year will be offset, to the extent of prior year losses.

11) Subsequent Events

On or about October 8, 2018 the Company purchased 49.99% of the web property BullsNBears.com from Dynasty Wealth LLC for cash and stock. BullsNBears is a financial content property that offers subscription-based products to the investing public. Pursuant to this Agreement, all brokerage activity for these subscription-based products will be conducted exclusively through the Company's broker-dealer subsidiary.

On or about October 15, 2018 the Company retained a business development team to build the Company's brand and its distribution through strategic alliances, to create new online educational content, to build out its research arm, and to create a publishing arm.

For the year ended August 31, 2018 the Company has evaluated subsequent events for potential recognition and disclosure through October 26, 2018, the date the financial statements were available for issuance. No reportable subsequent events have occurred through October 26, 2018 which would have a significant effect on the financial statements as of August 31, 2018, except as otherwise disclosed.